

December 17, 2012

<u>Via E-mail</u>
Terrance Ronan
Chief Financial Officer
Atlantic Power Corporation
200 Clarendon Street
Floor 25
Boston, MA 02116

>   **Re: Atlantic Power Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed April 2, 2012**
>   **File No. 1-34691**

Dear Mr. Ronan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 6. Selected Financial Data, page 47</u>

1. Reference is made to your presentation of basic and diluted earnings per share in Cdn$ converted using the average exchange rates for the applicable periods. Convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. When permitted, translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. Please revise or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Cash Available for Distribution, page 69

2. Please tell us your consideration of whether excluding transaction costs and realized foreign currency losses on hedges associated with the Partnership transaction in your calculation of cash available for distribution for the year ended December 31, 2011 is prohibited pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K.

Consolidated Financial Statements, page F-1

3. Reference is made to pages F-40 through F-48 of Amendment No. 1 to Form 10-K filed April 2, 2012 which discuss the restatement of Chambers Cogen, LP's financial statements for the years ended December 31, 2010 and December 31, 2009. In light of these restatements, please tell us your consideration of the need to restate your financial statements. In doing so, please provide us your materiality analysis supporting that such adjustments did not have a material effect.

Notes to Consolidated Financial Statements, page F-10

3. Acquisitions and divestments, page F-19

Acquisitions, page F-19
(a) Capital Power Income L.P., page F-19

4. You disclose in the last paragraph on page F-20 that the purchase price reflects the market value of your common shares issued in connection with the transaction based on the closing price of the Partnership's units on the Toronto Stock Exchange on November 4, 2011. Please tell us why your determination of the fair value of equity interests issued to unit holders of Capital Power Income L.P. complies with ASC 805-30-30-7.

4. Equity method investments, page F-25

5. Please tell us your consideration of disclosing why the equity method of accounting is considered appropriate for those investments in which you hold less than 20 percent of voting stock of the investee. Please refer to ASC 323-10-50-3a.2.

7. Goodwill, transmission rights and other intangible assets and liabilities, page F-28

6. Please tell us your consideration of disclosing the weighted-average amortization period, in total and by major intangible asset class. Please refer to ASC 350-30-50-1a.3.

9. Long-term debt, page F-31

7. In light of the covenants contained in Partnership Notes, Curtis Palmer Notes and Series A and Series B Notes of Atlantic Power (US) GP as well as project level non-recourse debt, please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X. Please also tell us the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method and how you computed the amount. In addition, please tell us your consideration of providing the condensed financial information required by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X.

10. Convertible debentures, page F-33

8. Please tell us how the proceeds from the issuance of the 2009 Debentures disclosed in first full paragraph on page F-34 are presented in the consolidated statements of cash flows.

13. Income taxes, page F-41

9. Please tell us your consideration of providing the disclosures regarding unrecognized tax benefits required by ASC 740-10-50-15 and 15A.

10. Please tell us what the "Federal grant" line item in the reconciliation on page F-42 represents and why the basis difference is not a temporary difference for which a deferred tax liability is recognized. Please also tell us your consideration of disclosing your accounting policies related to federal grants.

24. Consolidating financial information, page F-58

11. Please tell us your consideration of disclosing, if true, that: (i) each subsidiary guarantor is 100% owned by the parent company; and (ii) all guarantees are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-K. To the extent each subsidiary guarantor is not 100% owned and all guarantees by the guarantor subsidiaries are not joint and several, please tell us why your presentation complies with Rule 3-10 of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules, page 80

Exhibit Index, page 81

12. We note that all documents filed after the effective date of your Registration Statement on Form S-8 filed on March 18, 2011 are incorporated by reference in the Registration Statement. As such, please tell us your consideration of filing the written consents of

your independent registered public accounting firms pursuant to Item 601(b)(23) of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Auditors, page F-30

13. We note that the audit report does not include the city and state where it was issued as required by Rule 2-02 of Regulation S-X. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Hulburt
        Corporate Controller